LM FUNDING AMERICA, INC.

1200 West Platt Street, Suite 100

Tampa, Florida 33606

November 19, 2024

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Austin Stanton

Re: Acceleration of Effective Date

LM Funding America, Inc.

Registration Statement on Form S‑3 (Registration No. 333-281528)

Dear Mr. Stanton:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LM Funding America, Inc., hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act at 4:00 p.m., Eastern Time, on November 21, 2024, or as soon thereafter as practicable.

Very truly yours,

LM Funding America, Inc.

By: /s/ Richard Russell

Name: Richard Russell

Title: Chief Financial Officer